UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number 001-41471

Graphex Group Limited

(Translation of registrant’s name into English)

11/F COFCO Tower 262 Gloucester Road Causeway Bay

Hong Kong

Tel: + 852 2559 9438

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Graphex Group Limited.

Form 6-K

Other Information:

Graphex Group Limited (NYSE American: GRFX | HKSE: 6128).

Graphex Group Limited (the “Company” or “we”) is an issuer with its ordinary shares listed on The Stock Exchange of Hong Kong Limited (“HKSE”). Under the Rules Governing the Listing of Securities on the HKSE (“Listing Rules”), we are required to publish the announcement (the “Announcement”) regarding the confirmation and appointment of Maxim Group LLC (“Maxim”) as the Company’s consulting advisor to provide general consulting and related services (“Services”) to the Company in the United States. The terms of the agreement with Maxim include consideration of US$55,077 (equivalent to approximately HK$429,600) which will be satisfied by the Company allotting and issuing 2,400,000 new ordinary shares (the “Consideration Shares”) under the Company’s previously reported General Mandate at an issue price of HK$0.179 per ordinary share. The agreement with Maxim also includes a customary right of first offer to provide investment banking services during the term of the agreement and for an additional 12 months.

The terms of the engagement of Maxim provided above and the issuance of ordinary shares by the Company under its General Mandate are not complete and subject to the terms set forth on the Announcement that is provided as Exhibit 99.1 to this Report, which are incorporated herein by reference(and the description herein are qualified in their entirety by reference to such document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAPHEX GROUP LIMTED

	By:	/s/ Andross Chan
Andross Chan
Chief Executive Officer

Date: March 26, 2024

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Announcement by the Company Published in Hong Kong dated 26 March 2024 Regarding Share Transaction Involving Issue Of Shares Under General Mandate

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